SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549
SCHEDULE 13D/A
(Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3 to Schedule 13D Filed August 12, 2011)

Heidrick & Struggles International, Inc.
 (Name of Issuer)
COMMON
 (Title of Class of Securities)
422819102
 (CUSIP Number)
Denis P. McCusker, Esq.
Bryan Cave LLP
 211 N. Broadway
Suite 3600
 St. Louis, MO 63102

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
August 14, 2014
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g), check the following box:  ☐.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Azzurro Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7(1)
14	TYPE OF REPORTING PERSON* CO
(1) Based on 18,231,119 shares of common stock outstanding as of July 24, 2014.

1	NAMES OF REPORTING PERSONS First Rock Directors Limited (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar

(2) First Rock Directors Limited is the sole director of Azzurro Capital Inc.

1	NAMES OF REPORTING PERSONS John Caetano (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Citizen

(3) John Caetano is a director of First Rock Directors Limited, which is the sole director of Azzurro Capital Inc.

1	NAMES OF REPORTING PERSONS Cindy Glasby (4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Citizen

(4) Cindy Glasby is a director of First Rock Directors Limited, which is the sole director of Azzurro Capital Inc.

1	NAMES OF REPORTING PERSONS Kieran Power (5)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Citizen

(5) Kieran Power is a director of First Rock Directors Limited, which is the sole director of Azzurro Capital Inc.

1	NAMES OF REPORTING PERSONS Clive Barton (6)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Citizen

(6) Clive Barton is a director of First Rock Directors Limited, which is the sole director of Azzurro Capital Inc.

1	NAMES OF REPORTING PERSONS Ralph Bartel 2005 Trust (7)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

(7) The Ralph Bartel 2005 Trust is the sole shareholder of Azzurro Capital Inc.

Item 1. Security and Issuer.

This schedule 13D relates to the common stock, par value $.01 per share (“common stock”), of Heidrick & Struggles International, Inc. 233 South Wacker Drive, Suite 4200, Chicago, IL 60606-6303.

Item 2. Identity and Background.

(a)-(c)

Azzurro Capital Inc. (“Azzurro”) is a Cayman Islands corporation primarily engaged in holding and investing in securities and other assets. Its principal office is located at Walker House, 87 Mary Street, George Town, Grand Cayman.

First Rock Directors Limited (“First Rock”), a Gibraltar limited liability company and the sole director of Azzurro, is engaged in the business of company management and licensed to provide corporate directorship services. Its registered address is Suite 5, Watergardens 4, Waterport, Gibraltar.

John Caetano, Cindy Glasby, Kieran Power and Clive Barton are the directors (collectively the “Directors”) of First Rock. The business address for Kieran Power and John Caetano is Suite 5, Watergardens 4, Waterport Gibraltar. The business address for Cindy Glasby is 150 Aldersgate Street, London, United Kingdom EC1A 4AB. The residence address for Clive Barton is Number 1 Windsor Crescent, Val Plaisant, St Helier, JE2 4TB.  Kieran Power and Clive Barton are accountants at Moore Stephens International Limited, an international public accounting firm with its principal office located at 150 Aldersgate Street, London, United Kingdom EC1A 4AB. Cindy Glasby and John Caetano are an attorney and a trust manager, respectively, at Moore Stephens.

The Ralph Bartel 2005 Trust (the “Trust”) is the sole shareholder of Azzurro. Fedelta Trust Limited serves as its trustee. The Trust is engaged in the business of holding the shares of Azzurro for the benefit of Ralph Bartel, its beneficiary. Its principal address is C/O Fedelta Trust Limited, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands.

(d) To the best of the knowledge of Azzurro, First Rock, the Directors and the Trust, neither Azzurro, nor First Rock, nor any Director, nor the Trust have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of the knowledge of Azzurro, First Rock, the Directors, and the Trust, neither Azzurro, nor First Rock, nor any Director, nor the Trust have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Azzurro is a Cayman Islands corporation. First Rock is a Gibraltar limited liability company. John Caetano, Cindy Glasby, Kieran Power and Clive Barton are citizens of Britain. The Trust is a British Virgin Islands trust.

Item 3. Source and Amount of Funds or other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interests in Securities of the Issuer

(a)-(b)

	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Azzurro Capital Inc.	1,400,000	7.7(1)	1,400,000	0	1,400,000	0

(1) Based on 18,231,119 shares of common stock outstanding as of July 24, 2014.

(c) Since the filing of Amendment No. 2 to Schedule 13D on June 30, 2014, Azzurro sold an aggregate of 200,000 shares of common stock in open market transactions at prices ranging from $17.75 to $19.71 per share.
(d) Other than Azzurro, no other person has the right to receive or the power to direct the receipt of dividends from, or from the sale of, the securities of the Issuer referred to in this Item 5.
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 18, 2014
AZZURRO CAPITAL INC.
By: /s/ John Caetano
Name: John Caetano
 Title: Director